UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 25, 2022

We are pleased to make available to our shareholders and to the market in general by means of a Relevant Information Communication a summary of the proposals for external auditors attached hereto.

In this regard, it is important to highlight that as a result of AENZA's ongoing transformation process, the Audit and Compliance Committee managed to get three of the four leading firms in the international audit services market, known as the "big four", to participate in the selection process, which was conducted in addition to the firm that is currently the company's external auditor.

The Audit and Compliance Committee required each candidate firm to submit a technical proposal and an economic proposal within the aforementioned selection process.

The technical proposal was evaluated based on the following criteria: (a) quality of the team considering the professional background of its members and their local presence; (b) the quality of the technical presentation made to the Audit and Compliance Committee; (c) the firm's experience in performing audits subject to PCAOB parameters and supervised by the SEC; (d) the knowledge of AENZA and similar companies; and (e) the process and technology tools at its disposal to be employed in the audit.

In the aforementioned selection process, the two firms proposed by the Board of Directors as alternative candidates stood out. Caipo y Asociados S.C. de R.L., a member firm of KPMG, obtained slightly higher scores than Velasquez, Mazuelos y Asociados S.C. de R.L., a member firm of Deloitte and, therefore, was the firm recommended to the Board of Directors by its Audit and Compliance Committee.

However, after extensive deliberation among the directors at the meetings of February 23 and March 4 of this year and, in addition, interviews between the directors and the representatives of the aforementioned firms, the Board concluded that the shareholders choose between the two best proposals in consideration of how competitive both were, with the assurance that whatever the decision of the shareholders, it will be beneficial to the company.

Without any other particular, we remain yours.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: March 25, 2022

Annex

Summary Selection Process

Candidate	Deloitte	KPMG
Team composition	Team of 13 partners led by a specialist who deals exclusively with companies supervised by the SEC.	Primary team of 3 professionals all domiciled in the country, supported by a team of 21 professionals led by the Senior Partner of the firm in Peru.
Work plan	Consists of 4 stages that started prior to the appointment with a preliminary risk assessment and would conclude in May 2022.	Consists of 4 stages that would start in May and conclude in February 2022 with the exception of the work related to the 20-F annual report whose completion date would be coordinated with management.
Technological tools
Use of various technological tools to analyze and process data, optimize team communication and streamline inspections, such as Deloitte Omnia, Reveal, Excel Analytics, Power Bi, Deloitte Connect, Disclosure Analytics, Icount, Iconfirm and Spotlight.
Use of Tax Technology software to automate certain tax compliance assessment processes.
Additional offerings	Workshops on internal control and advice on the operation of corporate governance bodies, ESG and tax legislation.	Workshops on ESG, information security and IFRS rules and advice on ESG reporting and on data and analysis of supplier registration and management.
Proposed Fee	S/. 5,200,000	S/. 4,890,000